Mail Stop 3561
      January 18, 2006

John W. McReynolds
General Partner
Energy Transfer Equity, L.P.
2828 Woodside Street
Dallas, Texas 75204

      Re:	Energy Transfer Equity, L.P.
		Amendment No. 3 to Registration Statement on Form S-1
      Filed January 9, 2006
		File No. 333-128097

Dear Mr. McReynolds:

	We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise your disclosures to include the interim period ended
November 30, 2005.  Refer to Rules 3-12 and 11-02(c)(2)(i)
Regulation
S-X.

Our Cash Distribution Policy and Restrictions on Distributions,
page
46

Estimated Cash Available to Pay Distributions Based Upon Estimated Consolidated..., page 58

2. We read your response to comment 1 in our letter dated January
5,
2006 and we re-issue our previous comment. Please revise the sixth bullet point on page 61 to reflect the growth capital expenditures reflected in the table on page 59.


Notes to Consolidated Financial Statements, page F-18

Note 15.  Reportable Segments, page F-64

3. We read your response to comment 6 in our letter dated January
5,
2006. Please revise the paragraph preceding the tabular disclosure of segment amounts on page F-66 to clarify which amounts disclosed in the tables are audited and unaudited.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Anthony Watson, Staff Accountant, at (202)
551-
3318, or George Ohsiek, Accounting Branch Chief, at (202) 551-3843 if you have questions regarding comments on the financial statements and related matters. Please contact Pradip Bhaumik, Attorney-Advisor, at
(202) 551-3333, Ellie Quarles, Special Counsel, at (202) 551-3238,
or
me at (202) 551-3720 with any other questions.

      Sincerely,



      H. Christopher Owings
      Assistant Director

cc:	Thomas P. Mason, Esq.
	Vinson & Elkins L.L.P.
	Fax:  (713) 615-5320


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John W. McReynolds
Energy Transfer Equity, L.P.
January 18, 2006
Page 1